T. ROWE PRICE TAX-EXEMPT MONEY FUND, INC.
                                   (the Fund)

                          PLAN PURSUANT TO RULE 18f-3


     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and allocation of income, realized gains and losses, unrealized appreciation and depreciation, and expenses of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the independent Directors.

                             CLASS CHARACTERISTICS

TAX-EXEMPT SHARES

          Tax-Exempt shares shall bear all expenses directly associated with the Tax-Exempt shares including shareholder servicing charges but excluding basic transfer agency charges ("Tax- Exempt Class Level Expenses") and that portion of the Fund's remaining expenses including basic transfer agency charges ("Fund Wide Expenses") as the assets represented by the Tax-Exempt shares bear to the assets of the Fund.

TAX-EXEMPT PLUS SHARES
     Tax-Exempt PLUS shares shall bear all expenses directly associated with the Tax-Exempt PLUS shares including shareholder servicing charges but excluding basic transfer agency charges ("Tax-Exempt PLUS Class Level Expenses") and that portion of the Fund's remaining expenses including basic transfer agency charges ("Fund Wide Expenses") as the assets represented by the Tax-Exempt PLUS shares bear to the assets of the Fund.

                         INCOME AND EXPENSE ALLOCATIONS

     Income, realized gains and losses, unrealized appreciation and depreciation, and expenses not charged directly to a particular class will be allocated to each class on the basis of the assets of that class in relation to the assets of the Fund.

                          DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class generally only because of Class Level expenses borne by each class.



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                               EXCHANGE PRIVILEGE

     Each class of shares is fully exchangeable for the other class of shares or for other classes of shares of any T. Rowe Price mutual fund subject to the conditions of any such fund's prospectus.

                                    GENERAL

     Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

     On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The directors, including a majority of the independent directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. T. Rowe Price Associates will be responsible for reporting any potential or existing conflicts to the directors.




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